December 12, 2016
VIA EDGAR TRANSMISSION

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shake Shack Inc.
Form 10-K for the Year Ended December 30, 2015
Filed March 30, 2016
Form 10-Q for the Quarter Ended September 28, 2016
Form 8-K filed November 9, 2016
File No. 001-36823

Dear Ms. Raminpour:
Thank you for your letter dated November 29, 2016 with respect to the review by the staff (the "Staff") of the Securities and Exchange Commission ("SEC") of the above-referenced filings of Shake Shack Inc. ("Shake Shack" or the "Company"). Shake Shack understands the importance of providing full and transparent disclosures in our SEC filings and we appreciate this feedback from the Staff so that we can continue to improve our disclosures. For your convenience, the comments in your November 29, 2016 letter are repeated herein and our responses are set forth immediately below each comment.
Form 10-K for the Fiscal Year Ended December 30, 2015
Notes to Consolidated Financial Statements
Note 17: Commitments and Contingencies
Legal Contingencies, page 99

1.
We note you recognized a liability of $770 thousand in regards to a settlement from a complaint on March 17, 2016. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:
We respectfully advise the Staff that the accrual we recognized in the amount of $770,000 related to the above-referenced legal contingency, represented our best estimate of the probable loss, including an estimate for anticipated legal expenses of $20,000, and we did not believe there was a reasonable possibility that a loss exceeding the amount already recognized had been incurred. We participated in a voluntary mediation in November 2015 with counsel representing two former Shake Shack managers, who alleged that we improperly classified our restaurant managers as exempt from overtime protections. At the conclusion of the mediation, the parties mutually agreed to settle, rather than litigate, the matter. In connection with the agreement to settle, the parties entered into a memorandum of understanding in November 2015, pursuant to which, among other things, we agreed to create a settlement fund in the amount of $750,000. The agreement to settle was intended by both parties to be a full and final resolution of the matter, subject to court approval. The mutually agreed upon settlement amount of $750,000 covers all participating employees (current and former) through the date of the Supreme Court of the State of New York's (the "Court's") preliminary approval of a settlement agreement. The settlement amount of $750,000 is not subject to change if any such eligible employees opt out of the settlement. As such, we determined that the likelihood that a loss had been incurred in excess of the amount already recognized was remote. Therefore, we believed that no further disclosures were required under ASC 450-20-50. We supplementally advise the Staff that subsequent to the filing of our Form 10-K, the Court granted preliminary approval of the class action settlement in October 2016, which further supports our conclusion that an additional loss from this matter had not been incurred.
Form 10-Q for the Quarter Ended September 28, 2016
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 34

2.
We note your disclosure in the introduction that you believe these non-GAAP measures, when used in conjunction with GAAP financial measures, provide useful information about your operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to the key metrics used in your financial and operational decision making. Disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the specific reason(s) why management believes the measures are useful to investors and/or management rather than generic statements. Please revise your non-GAAP disclosures surrounding each non-GAAP measure accordingly.

Response:
In future filings we will revise our non-GAAP disclosures to include the information required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K for each separate non-GAAP financial measure we disclose. A revised disclosure is set forth in Schedule A to this letter.

3.
We note your presentation of Shack-level operating profit and profit margin excludes general and administrative expenses and pre-opening costs disclosed in your Form 10-Q and earnings release on Form 8-K filed on November 8, 2016. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary for your core operations. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP C&DIs).

Response:
Shack-level operating profit and Shack-level operating profit margin are supplemental measures of operating performance that we believe are useful measures to evaluate the performance and profitability of our Shacks. Shack-level operating profit is defined as Shack sales less Shack-level operating expenses including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses. We have reviewed the guidance within Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, and while we do consider both general and administrative expenses and pre-opening costs to be normal, recurring cash operating expenses, we do not believe that excluding these expenses from our computation of Shack-level operating profit and profit margin results in a misleading measure of our operating performance.
General and administrative expenses consist of costs associated with corporate and administrative functions that support the operation and development of our Shacks. Certain expenses included within general and administrative expenses are more fixed in nature and certain expenses increase as we open more Shacks, but do not increase at the same rate as our Shack sales. Additionally, as a growth company, we have incurred and expect to continue to incur relatively outsized expenses to improve and develop our corporate infrastructure. Certain of these expenses vary in size and frequency and may fluctuate period to period. As a result, our general and administrative expenses do not have a direct linear relationship with our Shack sales and may not be comparable period over period or over time.
Pre-opening costs consist of expenses incurred prior to the opening of new domestic company-operated Shacks and include legal fees, rent, training costs, payroll and related expenses for Shack employees, as well as travel and lodging costs for our opening training team. The amount of pre-opening costs in any given period are driven purely by the timing and number of new domestic company-operated Shacks we open or are in the process of opening, and have no relationship to the operations of our existing Shacks.
With only 58 domestic company-operated Shacks as of September 28, 2016, Shake Shack is still in a very early stage of its company life cycle. Given our small size and rapid growth, we do not believe that the historical relationships between Shack sales and general and administrative expenses, as well as pre-opening costs, are indicative of future relationships since these expenses will not grow at the same rate as we mature. As a result, evaluating our performance period over period using GAAP measures alone may not reveal certain trends in the operating performance of our Shacks. By excluding general and administrative expenses and pre-opening costs, this measure depicts the operating results that are directly impacted by our Shacks. Our management team is able to assess the underlying performance of our Shacks period over period because the results are not distorted by any irregularity caused by the relationships between these expenses and our Shack sales. Therefore, we do not believe presentation of Shack-level operating profit or Shack-level operating profit margin is misleading, but instead provides a supplemental view of our operating performance that is meaningful to management and important to investors and analysts.
Additionally, Shack-level operating profit margin is a key metric used internally by our management team to develop internal budgets and forecasts, as well as assess the performance of our Shacks relative to budget and against prior periods. It is also used to evaluate employee compensation as Shack-level operating profit is a metric used in certain of our performance-based employee bonus arrangements. As Shack-level operating profit margin is very similar to an industry metric commonly called "restaurant-level contribution margin," we are also able to evaluate our performance relative to our peers. By utilizing Shack-level operating profit margin in conjunction with GAAP measures, we, as well as investors, are able to benchmark our performance against peers of various sizes and maturities.
For all of the reasons noted above, we believe that the presentation of Shack-level operating profit and Shack-level operating profit margin provides investors with useful information that can provide meaningful insights to the operating performance of our Shacks, as well as greater transparency with respect to how our management team evaluates our business and our financial and operational decision-making.
In future filings, in addition to clarifying our disclosures in response to the Staff's comment number 2, we will add additional cautionary language to our non-GAAP disclosures stating that Shack-level operating profit excludes general and administrative expenses and pre-opening costs which are normal, recurring cash expenses and emphasizing the importance of evaluating Shack-level operating profit and Shack-level operating profit margin in conjunction with our GAAP financial measures. A revised disclosure is set forth in Schedule A to this letter.

4.
Notwithstanding the resolution to the preceding comment, please revise future filings to begin your reconciliation of Shack-level operating profit and profit margin with GAAP results rather than non-GAAP results. See Question 102.10 of the non-GAAP C&DIs.

Response:
We have reviewed the guidance under Question 102.10 of the updated Compliance & Disclosure Interpretations issued on May 17, 2016, and in future filings, we will revise our reconciliation of Shack-level operating profit and profit margin to begin with GAAP results rather than non-GAAP results. A revised disclosure is set forth in Schedule A to this letter.
Form 8-K filed November 9, 2016
Selected Operating Data

5.
We note your disclosure of Shack system-wide sales in the Selected Operating Data table. Since Shack system-wide sales includes licensing revenues which are not your revenues and you did not generate them, please provide a disclosure clearly stating this is an operating measure and these sales are not included in your financial statements.

Response:
In future filings we will include a footnote to the Selected Operating Data table clearly stating that Shack system-wide sales is an operating measure which includes licensee revenues that are not included in our financial statements. An example of this disclosure to be included in future filings is as follows:
"Shack system-wide sales is an operating measure and consists of sales from our domestic company-operated Shacks, our domestic licensed Shacks and our international licensed Shacks. We do not recognize the sales from our licensed Shacks as revenue. Of these amounts, our revenue is limited to Shack sales from domestic company-operated Shacks and licensing revenue based on a percentage of sales from domestic and international licensed Shacks."

* * *
In connection with our responses to the comments in your November 29, 2016 letter, we acknowledge that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of our responses, please contact me at (646) 747-7358. Thank you for your consideration of our responses.

Very truly yours,

/s/ Jeff Uttz
Jeff Uttz
Chief Financial Officer
Shake Shack Inc.

cc:	Randy Garutti, Chief Executive Officer, Shake Shack Inc.
Ronald Palmese, Jr., Vice President and General Counsel, Shake Shack Inc.
Audit Committee of the Board of Directors of Shake Shack Inc.
Lorryn Mai, Ernst & Young LLP

Schedule A

NON-GAAP FINANCIAL MEASURES

To supplement the consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use the following non-GAAP financial measures: Shack-level operating profit, Shack-level operating profit margin, EBITDA, adjusted EBITDA, adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share (collectively the "non-GAAP financial measures").
Shack-Level Operating Profit
Shack-level operating profit is defined as Shack sales less Shack-level operating expenses including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses.
How This Measure Is Useful
When used in conjunction with GAAP financial measures, Shack-level operating profit and Shack-level operating profit margin are supplemental measures of operating performance that we believe are useful measures to evaluate the performance and profitability of our Shacks. Additionally, Shack-level operating profit and Shack-level operating profit margin are key metrics used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our Shacks relative to budget and against prior periods. It is also used to evaluate employee compensation as it serves as a metric in certain of our performance-based employee bonus arrangements. We believe presentation of Shack-level operating profit and Shack-level operating profit margin provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our Shacks, as these measures depict the operating results that are directly impacted by our Shacks and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of our Shacks. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.
Limitations of the Usefulness of this Measure
Shack-level operating profit and Shack-level operating profit margin are not necessarily equivalent to similarly titled measures used by other companies due to different methods of calculation. Presentation of Shack-level operating profit and Shack-level operating profit margin is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Shack-level operating profit excludes certain costs, such as general and administrative expenses and pre-opening costs which are considered normal, recurring cash operating expenses, and therefore may not provide a complete understanding of the operating results of our company as a whole. Therefore, Shack-level operating profit and Shack-level operating profit margin should be reviewed in conjunction with our GAAP financial results. A reconciliation of Shack-level operating profit to operating income, the most directly comparable GAAP financial measure, is set forth below.

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(dollar amounts in thousands)	September 28 2016	September 30 2015	September 28 2016	September 30 2015
Operating income	$9,170	$7,804	$22,817	$3,099
Less:
Licensing revenue	2,696	1,998	6,774	5,626
Add:
General and administrative expenses	7,885	5,728	22,265	30,165
Depreciation expense	3,719	2,636	10,229	7,274
Pre-opening costs	2,598	1,401	6,708	4,054
Loss on disposal of property and equipment	—	17	—	17
Shack-level operating profit	$20,676	$15,588	$55,245	$38,983

Total revenue	$74,567	$53,273	$195,204	$139,531
Less: licensing revenue	2,696	1,998	6,774	5,626
Shack sales	$71,871	$51,275	$188,430	$133,905

Shack-level operating profit margin	28.8%	30.4%	29.3%	29.1%

EBITDA and Adjusted EBITDA
EBITDA is defined as net income before net interest expense, income tax expense and depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA (as defined above) excluding equity-based compensation expense, deferred rent expense, losses on the disposal of property and equipment, as well as certain non-recurring items that we don't believe directly reflect our core operations and may not be indicative of our recurring business operations.
How These Measures Are Useful
When used in conjunction with GAAP financial measures, EBITDA and Adjusted EBITDA are supplemental measures of operating performance that we believe are useful measures to facilitate comparisons to historical performance and competitors' operating results. Adjusted EBITDA is a key metric used internally by our management to develop internal budgets and forecasts and also serves as a metric in our performance-based equity incentive programs and certain of our bonus arrangements. We believe presentation of EBITDA and Adjusted EBITDA provides investors with a supplemental view of our operating performance that facilitates analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of our ongoing operating performance.
Limitations of the Usefulness of These Measures
EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies due to different methods of calculation. Presentation of EBITDA and Adjusted EBITDA is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude certain normal recurring expenses. Therefore, these measures may not provide a complete understanding of our performance and should be reviewed in conjunction with our GAAP financial measures. A reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure, is set forth below.

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(in thousands)	September 28 2016	September 30 2015(1)	September 28 2016	September 30 2015(1)
Net income	$6,789	$6,193	$16,689	$78
Depreciation expense	3,719	2,636	10,229	7,274
Interest expense, net	66	83	198	245
Income tax expense	2,443	1,528	6,058	2,776
EBITDA	13,017	10,440	33,174	10,373

Equity-based compensation(2)	1,577	1,172	3,817	3,142
Deferred rent(3)	560	369	1,807	1,338
Loss on disposal of property and equipment(4)	—	17	—	17
Non-recurring compensation expenses related to the IPO(5)	—	—	—	12,818
IPO-related expenses(6)	—	—	—	635
ADJUSTED EBITDA	$15,154	$11,998	$38,798	$28,323

(1)
Effective September, 28, 2016, we no longer exclude pre-opening costs from our computation of Adjusted EBITDA. Adjusted EBITDA for the thirteen and thirty-six weeks ended September 30, 2015 has been restated to conform to the current period computation methodology.

(2)	Represents equity-based compensation expense and relate solely to stock options and performance stock units granted subsequent to our IPO.

(3)	Reflects the extent to which rent expense is greater than or less than cash rent payments for the period.

(4)	Includes the loss on disposal of property and equipment in the ordinary course of business.

(5)
Non-recurring compensation expense incurred in connection with our IPO. Includes expense recognized upon settlement of outstanding unit appreciation rights, the related employer withholding taxes and the accelerated vesting of outstanding restricted Class B units.

(6)	Costs incurred in connection with our IPO, including legal, accounting and other related expenses.

Adjusted Pro Forma Net Income and Adjusted Pro Forma Earnings per Fully Exchanged and Diluted Share
Adjusted pro forma net income represents net income (loss) attributable to Shake Shack Inc. assuming the full exchange of all outstanding SSE Holdings, LLC membership interests ("LLC Interests") for shares of Class A common stock, adjusted for certain non-recurring items that we don't believe directly reflect our core operations and may not be indicative of our recurring business operations. Adjusted pro forma earnings per fully exchanged and diluted share is calculated by dividing adjusted pro forma net income by the weighted-average shares of Class A common stock outstanding, assuming the full exchange of all outstanding LLC Interests, after giving effect to the dilutive effect of outstanding equity-based awards.
How These Measures Are Useful
When used in conjunction with GAAP financial measures, adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share are supplemental measures of operating performance that we believe are useful measures to evaluate our performance period over period and relative to our competitors. By assuming the full exchange of all outstanding LLC Interests, we believe these measures facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period because it eliminates the effect of any changes in net income attributable to Shake Shack Inc. driven by increases in our ownership of SSE Holdings, which are unrelated to our operating performance, and excludes items that are non-recurring or may not be indicative of our ongoing operating performance.
Limitations of the Usefulness of These Measures
Adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share are not necessarily comparable to similarly titled measures used by other companies due to different methods of calculation. Presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share should not be considered alternatives to net income (loss) and earnings (loss) per share, as determined under GAAP. While these measures are useful in evaluating our performance, it does not account for the earnings attributable to the non-controlling interest holders and therefore does not provide a complete understanding of the net income attributable to Shake Shack Inc. Adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share should be evaluated in conjunction with our GAAP financial results. A reconciliation of adjusted pro forma net income to net income (loss) attributable to Shake Shack Inc., the most directly comparable GAAP measure, and the computation of adjusted pro forma earnings per fully exchanged and diluted share are set forth below.

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(in thousands, except per share amounts)	September 28 2016	September 30 2015	September 28 2016	September 30 2015
Numerator:
Net income (loss) attributable to Shake Shack Inc.	$3,766	$1,528	$8,526	$(10,022)
Adjustments:
Reallocation of net income attributable to non-controlling interests from the assumed exchange of LLC Interests(1)	3,023	4,665	8,163	10,100
Non-recurring compensation expenses incurred in connection with the IPO(2)	—	—	—	12,818
IPO-related expenses(3)	—	—	—	635
Income tax expense(4)	(1,318)	(1,818)	(3,171)	(4,397)
Adjusted pro forma net income	$5,471	$4,375	$13,518	$9,134
Denominator:
Weighted-average shares of Class A common stock outstanding—diluted	24,554	14,785	22,805	12,590
Adjustments:
Assumed exchange of LLC Interests for shares of Class A common stock(1)	12,314	22,493	13,988	23,660
Dilutive effect of stock options	—	—	—	1,071
Adjusted pro forma fully exchanged weighted-average shares of Class A common stock outstanding—diluted	36,868	37,278	36,793	37,321
Adjusted pro forma earnings per fully exchanged share—diluted	$0.15	$0.12	$0.37	$0.24

(1)
Assumes the exchange of all outstanding LLC Interests for shares of Class A common stock, resulting in the elimination of non-controlling interests and recognition of net income attributable to non-controlling interests.

(2)
Non-recurring compensation expense incurred in connection with our IPO. Includes expense recognized upon settlement of outstanding unit appreciation rights, the related employer withholding taxes and the accelerated vesting of outstanding restricted Class B units.

(3)	Costs incurred in connection with our IPO, including legal, accounting and other related expenses.

(4)
Represents the tax effect of the aforementioned adjustments and pro forma adjustments to reflect corporate income taxes at assumed effective tax rates of 40.7% and 40.6% for the thirteen and thirty-nine weeks ended September 28, 2016, respectively, and 43.3% and 44.0% for the and thirteen and thirty-nine weeks ended September 30, 2015, respectively. Amounts include provisions for U.S. federal and state income taxes, certain LLC entity-level taxes and foreign withholding taxes, assuming the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.